UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Vsource, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

92908B 10 5

(CUSIP Number)

Bruno Seghin

Quilvest Asia Limited

Suite 5408, Central Plaza

Wanchai, Hong Kong

(011) (852) 2526 0238

with a copy to:

Jeffrey S. Wood

Debevoise & Plimpton

13/F Entertainment Building

30 Queen’s Road Central

Hong Kong

(011) (852) 2160 9800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92908B 10 5

1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Caisse de dépôt et placement du Québec

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: WC,OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0

8. SHARED VOTING POWER: 3,750,000 (1)

9. SOLE DISPOSITIVE POWER:

10. SHARED DISPOSITIVE POWER: 3,750,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,750,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 66.8% (2)

14.	TYPE OF REPORTING PERSON: OO

(1)	Solely in its capacity as 100% owner of Capital International CDPQ Inc., which is 100% owner of Capital International Asia CDPQ Inc. Capital International Asia CDPQ Inc. directly holds 3,000 shares of Series 4-A Convertible Preferred Stock, which is convertible into 3,000,000 shares of common stock. Quilvest Asian Equity Ltd. directly holds 750 shares of Series 4-A Convertible Preferred Stock, which is convertible into 750,000 shares of common stock. As described in Items 4-5 hereof, the shares of both Capital International Asia CDPQ Inc. and Quilvest Asian Equity Ltd. are included because these two entities are members of a group within the meaning of Rule 13d-5(b)(1)

(2)	Based on 5,613,087 shares of common stock issued and outstanding, as described in Item 5 herein.

CUSIP No. 92908B 10 5

1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Capital International Asia CDPQ Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: WC,OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0

8. SHARED VOTING POWER: 3,750,000 (1)

9. SOLE DISPOSITIVE POWER:

10. SHARED DISPOSITIVE POWER: 3,750,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,750,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 66.8% (2)

14.	TYPE OF REPORTING PERSON: CO

(1)	Capital International Asia CDPQ Inc. directly holds 3,000 shares of Series 4-A Convertible Preferred Stock, which is convertible into 3,000,000 shares of common stock. Quilvest Asian Equity Ltd. directly holds 750 shares of Series 4-A Convertible Preferred Stock, which is convertible into 750,000 shares of common stock. As described in Items 4-5 hereof, the shares of both Capital International Asia CDPQ Inc. and Quilvest Asian Equity Ltd. are included because these two entities are members of a group within the meaning of Rule 13d-5(b)(1)

(2)	Based on 5,613,087 shares of common stock issued and outstanding, as described in Item 5 herein.

CUSIP No. 92908B 10 5

1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Capital International CDPQ Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: WC,OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0

8. SHARED VOTING POWER: 3,750,000 (1)

9. SOLE DISPOSITIVE POWER:

10. SHARED DISPOSITIVE POWER: 3,750,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,750,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 66.8% (2)

14.	TYPE OF REPORTING PERSON: CO

(1)	Solely in its capacity as 100% owner of Capital International Asia CDPQ Inc. Capital International Asia CDPQ Inc. directly holds 3,000 shares of Series 4-A Convertible Preferred Stock, which is convertible into 3,000,000 shares of common stock. Quilvest Asian Equity Ltd. directly holds 750 shares of Series 4-A Convertible Preferred Stock, which is convertible into 750,000 shares of common stock. As described in Items 4-5 hereof, the shares of both Capital International Asia CDPQ Inc. and Quilvest Asian Equity Ltd. are included because these two entities are members of a group within the meaning of Rule 13d-5(b)(1)

(2)	Based on 5,613,087 shares of common stock issued and outstanding, as described in Item 5 herein.

CUSIP No. 92908B 10 5

1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Quilvest Asian Equity Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: WC,OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0

8. SHARED VOTING POWER: 3,750,000 (1)

9. SOLE DISPOSITIVE POWER:

10. SHARED DISPOSITIVE POWER: 3,750,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,750,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 66.8% (2)

14.	TYPE OF REPORTING PERSON: CO

(1)	Quilvest Asian Equity Ltd. directly holds 750 shares of Series 4-A Convertible Preferred Stock, which is convertible into 750,000 shares of common stock. Capital International Asia CDPQ Inc. directly holds 3,000 shares of Series 4-A Convertible Preferred Stock, which is convertible into 3,000,000 shares of common stock. As described in Items 4-5 hereof, the shares of both Capital International Asia CDPQ Inc. and Quilvest Asian Equity Ltd. are included because these two entities are members of a group within the meaning of Rule 13d-5(b)(1)

(2)	Based on 5,613,087 shares of common stock issued and outstanding, as described in Item 5 herein.

CUSIP No. 92908B 10 5

1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Quilvest Overseas Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: WC,OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0

8. SHARED VOTING POWER: 3,750,000 (1)

9. SOLE DISPOSITIVE POWER:

10. SHARED DISPOSITIVE POWER: 3,750,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,750,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 66.8% (2)

14.	TYPE OF REPORTING PERSON: CO

(1)	Solely in its capacity as 100% owner of Quilvest Asian Equity Ltd. Quilvest Asian Equity Ltd. directly holds 750 shares of Series 4-A Convertible Preferred Stock, which is convertible into 750,000 shares of common stock. Capital International Asia CDPQ Inc. directly holds 3,000 shares of Series 4-A Convertible Preferred Stock, which is convertible into 3,000,000 shares of common stock. As described in Items 4-5 hereof, the shares of both Capital International Asia CDPQ Inc. and Quilvest Asian Equity Ltd. are included because these two entities are members of a group within the meaning of Rule 13d-5(b)(1).

(2)	Based on 5,613,087 shares of common stock issued and outstanding, as described in Item 5 herein.

CUSIP No. 92908B 10 5

1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Quilvest S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: WC,OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0

8. SHARED VOTING POWER: 3,750,000 (1)

9. SOLE DISPOSITIVE POWER:

10. SHARED DISPOSITIVE POWER: 3,750,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,750,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 66.8% (2)

14.	TYPE OF REPORTING PERSON: CO

(1)	Solely in its capacity as 100% owner of Quilvest Overseas Ltd., which is the 100% owner of Quilvest Asian Equity Ltd. Quilvest Asian Equity Ltd. directly holds 750 shares of Series 4-A Convertible Preferred Stock, which is convertible into 750,000 shares of common stock. Capital International Asia CDPQ Inc. directly holds 3,000 shares of Series 4-A Convertible Preferred Stock, which is convertible into 3,000,000 shares of common stock. As described in Items 4-5 hereof, the shares of both Capital International Asia CDPQ Inc. and Quilvest Asian Equity Ltd. are included because these two entities are members of a group within the meaning of Rule 13d-5(b)(1)

(2)	Based on 5,613,087 shares of common stock issued and outstanding, as described in Item 5 herein.

Item 1.    Security and Issuer

This Statement on Amendment 2 to Schedule 13D relates to the shares of common stock, $0.01 par value, of VSource, Inc., a Delaware corporation (the “Issuer”) and amends, supplements and restates the Statement on Schedule 13D originally filed by the Reporting Persons on November 4, 2002, as amended and restated by the Statement on Amendment 1 filed by the Reporting Persons on November 25, 2002 (together, the “Statement”).

The principal executive offices of the Issuer are located at 16875 West Bernardo Drive, Suite 250, San Diego, CA 92127.

Item 2.    Identity and Background

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

Pursuant to Section 13d-1(k)(1) of Regulation 13D-G (“Regulation 13D-G”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby file this Amendment No. 2 to Schedule 13D on behalf of Capital International Asia CDPQ Inc., Quilvest Asian Equity Ltd., Quilvest Overseas Ltd., Quilvest S.A., Capital International CDPQ Inc. and Caisse de dépôt et placement du Québec (referred to herein collectively as “Reporting Persons.”) The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13d-5(b)(1) of the Exchange Act. Capitalized terms used and not defined in this Amendment 2 shall have the meaning set forth in the Statement.

Capital International Asia CDPQ Inc. and Quilvest Asian Equity Ltd. (together, the “Investors”) affirm that they are a “group” within the meaning of Section 13d-5(b)(1). As discussed in Item 4 of this Schedule 13D, Quilvest Asian Equity Ltd. and Capital International Asia CDPQ Inc. are independent entities who have agreed to coordinate the purchase of the securities of the Issuer and have an unwritten and informal arrangement to coordinate their voting and disposition of such securities. In addition, as discussed in Item 4 of this Schedule 13D, Quilvest Asian Equity Ltd. and Capital International Asia CDPQ Inc. have been contemplating plans (as yet nonbinding and preliminary) to transfer their securities to a separate investment vehicle jointly controlled by the two of them.

Each of the Reporting Persons other than Capital International Asia CDPQ Inc. and Quilvest Asian Equity Ltd. expressly disclaims that it is part of any group within the meaning of Section 13d-5(b)(1) with respect to the securities of the Issuer, and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by such Reporting Persons that such a “group” exists.

(b)-(c)

Capital International Asia CDPQ Inc. is a Canadian (Quebec Companies Act, Part 1A) corporation, the principal business of which is to make and hold private equity investments. The principal business address (which also serves as its principal office) of Capital International Asia CDPQ Inc. is 1000 place Jean-Paul Riopelle, Montreal (Quebec), H2Z 2B3. Pursuant to Instruction C of Schedule 13D, certain information with respect to Capital International CDPQ Inc., the sole shareholder of Capital International Asia CDPQ Inc., and the executive officers and directors of Capital International Asia CDPQ Inc. is provided below and in the Exhibit expressly incorporated in this Item by the reference set forth below.

The names of the directors and executive officers of Capital International Asia CDPQ Inc., their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Capital International Asia CDPQ Inc. are set forth in Exhibit 7, attached hereto and expressly incorporated herein by this reference.

Capital International CDPQ Inc. is a Canadian (Quebec Companies Act, Part 1A) corporation, the principal business of which is to make and hold private equity investments. The principal business address of Capital International CDPQ Inc. is 1000 place Jean-Paul Riopelle, Montreal (Quebec), H2Z 2B3.

Pursuant to Instruction C of Schedule 13D, certain information with respect to Caisse de dépôt et placement du Québec, the sole shareholder of Capital International CDPQ Inc., and the executive officers and directors of Capital International CDPQ Inc. is provided below and in the Exhibit expressly incorporated in this Item by the reference set forth below.

The names of the directors and executive officers of Capital International CDPQ Inc., their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Capital International CDPQ Inc. are set forth in Exhibit 8, attached hereto and expressly incorporated herein by this reference.

Caisse de dépôt et placement du Québec is a legal person without share capital and a mandatary of the State of the Province de Québec, created by a special act of the Legislature of the Province de Québec. The principal business of Caisse de dépôt et placement du Québec is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Province de Québec. Caisse de dépôt et placement du Québec is the sole shareholder of Capital International CDPQ Inc.

The names of the directors and executive officers of Caisse de dépôt et placement du Québec, their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Caisse de dépôt et placement du Québec are set forth in Exhibit 9, attached hereto and expressly incorporated herein by this reference.

Quilvest Asian Equity Ltd. is a British Virgin Islands corporation, the principal business of which is the making of financial investments. The principal business address (which also serves as its principal office) of Quilvest Asian Equity Ltd. is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. Pursuant to Instruction C of Schedule 13D, certain information with respect to Quilvest Overseas Ltd., the sole shareholder of Quilvest Asian Equity Ltd., and Christian Baillet, N. Peter Ruys, Carlo Hoffmann and Bruno Paul Yves Ghislain Seghin, the executive officers and directors of Quilvest Asian Equity Ltd. is provided below.

The address of Christian Baillet is 29, Boulevard d’Auteil, 92200 Boulogne, France. Mr. Baillet is a director on the Board of Directors of Quilvest Asian Equity Ltd. and Quilvest S.A.. Mr. Baillet is also the Chief Executive Officer of Quilvest S.A. and a director and President of Quilvest Overseas Ltd.

The address of N. Peter Ruys is Utoquai 37, CH – 8008 Zurich, Switzerland. Mr. Ruys is a director on the Board of Directors of Quilvest Asian Equity Ltd. and is also its Secretary. He is also a director and Secretary of Quilvest Overseas Ltd.

The address of Carlo Hoffmann is 243, Route d’Arlon, L – 1150 Luxembourg. Mr. Hoffmann is a director on the Board of Directors of Quilvest Asian Equity Ltd. and is also its Treasurer. He is also a director and Treasurer of Quilvest Overseas Ltd.

The address of Bruno Paul Yves Ghislain Seghin is A1, Riviera Apartments, 4 South Bay Road, Hong Kong. Mr. Seghin is a director on the Board of Directors of Quilvest Asian Equity Ltd.

Quilvest Overseas Ltd. is a British Virgin Islands corporation, the principal business of which is the making of financial investments. The principal business address (which also serves as its principal office) of Quilvest Overseas Ltd. is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. Pursuant to Instruction C of Schedule 13D, certain information with respect to Quilvest S.A., the sole shareholder of Quilvest Overseas Ltd., is provided below. The directors and executive officers of Quilvest Overseas Ltd—Mr. Hoffmann, Mr. Ruys and Mr. Baillet—are discussed above.

Quilvest S.A. is a Luxembourg corporation listed on the Luxembourg Stock Exchange. Its principal business is as a holding company of various subsidiaries structured in accordance with Luxembourg law. The principal business address (which also serves as its principal address) of Quilvest S.A. is 84, Grand Rue, L – 2011 France. Pursuant to Instruction C of Schedule 13D, certain information with respect to Alvaro Sainz de Vicuña, Peter Bemberg, Charles de Montalembert, André Elvinger, Serge de Ganay, Louis James de Viel Castel and International Advisory Services, the executive officers and directors of Quilvest S.A. along with Mr. Baillet, is provided below.

The address of Mr. de Vicuña is Calle Dr Fleming 3, 8th Floor, Madrid 98036, Spain. Mr. de Vicuña is the President of Quilvest S.A. and a director of its Board of Directors.

The address of Mr. Bemberg is Les Arcades du Lac, Chemin de la Falaise, 29-1196 Gland, Switzerland. Mr. Bemberg is a director of the Board of Directors of Quilvest S.A.

The address of Mr. de Montalembert is 82 Blvd. Arago, F-75013 Paris, France. Mr. Montalembert is a director of the Board of Directors of Quilvest S.A.

The address of Mr. Elvinger is 174, avenue de la Faïencerie, L-1511 Luxembourg. Mr. Elvinger is a director of the Board of Directors of Quilvest S.A.

The address of Mr. de Ganay is 75, rue de la Tour, F-75116 Paris, France. Mr. de Ganay is a director of the Board of Directors of Quilvest S.A.

The address of Mr. de Viel Castel is 25 bis rue de Constantine F-75007 Paris, France. Mr. de Viel Castel is a director of the Board of Directors of Quilvest S.A.

The address of International Advisory Services is CITCO Building, Wickhams Cay Road Town, Tortola, British Virgin Islands. International Advisory Services is registered in the British Virgin Islands as an international business company. It is registered as a director of the Board of Directors of Quilvest S.A. and is represented in this capacity by Christian Baillet.

(d)-(e)

None of the Reporting Persons and none of the executive officers or directors of such Reporting Persons have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons and none of the executive officers or directors of such Reporting Persons above have, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Capital International Asia CDPQ Inc. is a Canadian (Quebec Companies Act, Part 1A) corporation. Capital International CDPQ Inc. is a Canadian (Quebec Companies Act, Part 1A) corporation. Caisse de dépôt et placement du Québec is a legal person without share capital and a mandatary of the State of the Province de Québec, created by a special act of the Legislature of the Province de Québec. Quilvest Asian Equity Ltd. is a British Virgin Islands corporation. Quilvest Overseas Ltd. is a British Virgin

Islands corporation. Quilvest S.A. is a Luxembourg corporation. International Advisory Services is a British Virgin Islands company.

Mr. de Vicuña is a Spanish citizen. Mr. Seghin is a Belgian citizen. Messrs. Baillet, Bemberg, de Montalembert, de Ganay, and de Viel Castel are French citizens. Mr. Elvinger and Mr. Hoffmann are citizens of Luxembourg.

Each of the directors and executive officers and directors of (i) Capital International Asia CDPQ Inc., (ii) Capital International CDPQ Inc. and (iii) Caisse de dépôt et placement du Québec is a Canadian citizen, except for Mr. John T. Wall, director of Caisse de dépôt et placement du Québec, who is an American citizen.

Item 4.    Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by adding the following:

Merger and Voting Agreement

On June 12, 2003, each of the Investors entered into a separate Vsource Stockholder Voting Agreement (each, a “Voting Agreement”) with the Issuer and TEAM America, Inc. (“TEAM”). Each Voting Agreement was entered into in connection with the execution by TEAM, the Issuer and Beaker Acquisition Co., Inc. of a Merger Agreement dated as of June 12, 2003 (the “Merger Agreement”), pursuant to which Beaker Acquisition Co., Inc., a wholly-owned subsidiary of TEAM, will be merged with and into the Issuer (the “Merger”). The Investors’ shares in the Issuer will be canceled and the Investors will receive shares in TEAM. The company resulting from the Merger, a wholly-owned subsidiary of TEAM, will be named “Vsource, Inc.”

Each Investor, in its respective Voting Agreement, has agreed that it will, during the term of the Voting Agreement, (i) cause all shares of capital stock of the Issuer owned by that Investor to be counted as present at any meeting of stockholders of the Issuer; (ii) vote or consent all such shares in favor of the Merger and against any proposal (including with respect to alternative transactions) inconsistent with the timely consummation of the Merger; and (iii) appoint TEAM as its irrevocable proxy to vote all such shares in accordance with the foregoing. Under each Voting Agreement, the obligations of each Investor described above are subject to TEAM entering into certain agreements with its stockholders and lenders, substantially in accordance with agreed terms. In addition, each Investor, in its respective Voting Agreement, agreed that, during the term of that Voting Agreement, subject to certain listed exceptions, it would not make, offer to make, or agree to make any disposition of its shares of capital stock of the Issuer or grant any proxy or enter into any voting agreement inconsistent with the terms of that Voting Agreement. Each Voting Agreement terminates upon the earlier of the consummation of the Merger or the termination of the Merger Agreement in accordance with its terms. Both Investors are aware that other significant stockholders of the Issuer entered into similar voting agreements with the Issuer (including both Voting Agreements, each a “Vsource Voting Agreement”) and TEAM, but neither Investor is a party to any such agreement with any other stockholder.

The form of the Merger Agreement is incorporated by reference to Exhibit 2.1 to the Issuer’s Report on Form 8-K filed on June 13, 2003.

The form of the Voting Agreement is incorporated by reference to Exhibit A to the Merger Agreement, which was attached as Exhibit 2.1 to the Issuer’s Report on Form 8-K filed on June 13, 2003.

Post-Closing Stockholder Agreement

Also on June 12, 2003, both Investors entered into a Stockholder Voting Agreement (the “Post-Closing Stockholder Agreement”) with certain other current stockholders of the Issuer and TEAM. Under the Post-Closing Stockholder Agreement, the parties agree that, from and after the closing of the Merger, they will be restricted from voting shares of capital stock of TEAM that they will own in favor of certain proposals if holders of a specified percentage of such shares held by the parties to the Post-Closing Stockholder Agreement (which percentage differs for different proposals) indicate opposition to any such proposal. The Post-Closing Stockholder Agreement is not applicable to the Investors’ holdings of shares of capital stock of the Issuer and, until the consummation of the Merger, neither Investor has any obligations or restrictions with respect to such shares under the Post-Closing Stockholder Agreement.

The form of Post-Closing Stockholder Agreement is attached as Exhibit 12.

Side Letter

On June 12, 2003, the Investors entered into a Side Letter (the “Side Letter”) with TEAM. Under the Side Letter, TEAM agrees to use its best efforts so that, if one or more funding investors are interested in a funding transaction with TEAM in excess of $20 million, such excess be made up by sale of the shares held by the Investors in TEAM, up to $7.5 million and subject to certain qualifications. TEAM’s obligations to provide such sale opportunities to the Investors under the Side Letter terminate upon the earlier of: (i) the occurrence of a Qualifying Public Offering (as defined in the Certificate of Designation of the Series 4-A Convertible Preferred Stock), (ii) the provision by TEAM to the Investors of sale opportunities for an amount at least equal to $7.5 million, or (iii) June 1, 2005.

The form of the Side Letter is attached as Exhibit 13.

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

Pursuant to Rule 13d-3(d)(1)(i) of the Act, the percentages of beneficial ownership shown in this Item 5 and elsewhere in this schedule assume the conversion or exercise of all preferred convertible stock, options, warrants and other securities convertible into common stock held by a party currently exercisable within 60 days of June 12, 2003, but does not include the 1,250,000 shares of common stock issuable upon exercise of the warrants issued in connection with the issuance and sale of the Series 4-A Convertible Preferred Stock by the Issuer in a private placement on October 25, 2002, which by their terms are not exercisable until April 1, 2005, and only then if certain specified events or conditions have occurred. Moreover, such percentages do not assume the exercise or conversion of any preferred convertible stock, options, warrants and other convertible securities held by other holders of such securities unless expressly so provided.

There are 1,863,087 shares of common stock outstanding, as reported in the Issuer’s most recent Form 10-K/A. If only the Investors converted their convertible securities and exercised their options exercisable 60 days from June 12, 2003, the total number of shares of common stock outstanding would be 5,613,087. If, alternately, all of the holders of convertible securities, options and warrants exercisable within 60 days from June 12, 2003 converted or exercised such securities, the total number of shares of common stock would be 22,215,349 (the “Fully Diluted Outstanding”).

(a)-(b)

Quilvest Asian Equity Ltd.

Quilvest Asian Equity Ltd. directly owns 750 shares of Series 4-A Convertible Preferred Stock. As set forth in Items 2 and 4, Quilvest Asian Equity Ltd. affirms that it forms a group with Capital International Asia CDPQ Inc. Capital International Asia CDPQ Inc. directly owns 3000 shares of Series 4-A Convertible Preferred Stock.

Therefore, Quilvest Asian Equity Ltd. may be deemed pursuant to Rule 13d-3 of Regulation 13D-G to be the beneficial owner, with shared voting power and shared dispositive power, of 3,750,000 shares of common stock (upon conversion of 3750 shares of Series 4-A Convertible Preferred Stock), which constitutes approximately 66.8% of the issued and outstanding shares of common stock and approximately 16.9% of the Fully Diluted Outsanding. Voting power and power of disposition over the stock is shared with Capital International Asia CDPQ Inc. pursuant to the informal and unwritten arrangement to coordinate voting and disposition described in Item 4. Capital International Asia CDPQ Inc. is a Reporting Person on this Schedule 13D as set forth in Item 2 hereof.

Capital International Asia CDPQ Inc.

Capital International Asia CDPQ Inc. directly owns 3000 shares of Series 4-A Convertible Preferred Stock. As set forth in Items 2 and 4, Capital International Asia

CDPQ Inc. affirms that it forms a group with Quilvest Asian Equity Ltd. Quilvest Asian Equity Ltd. directly owns 750 shares of Series 4-A Convertible Preferred Stock.

Therefore, pursuant to Rule 13d-3 of Regulation 13D-G, Capital International Asia CDPQ Inc. may be deemed to be the beneficial owner, with shared voting power and shared dispositive power, of 3,750,000 shares of common stock (upon conversion of 3750 shares of Series 4-A Convertible Preferred Stock), which constitutes approximately 66.8% of the issued and outstanding shares of common stock and approximately 16.9% of the Fully Diluted Outstanding. Voting power and power of disposition over the stock is shared with Quilvest Asian Equity Ltd. pursuant to the informal and unwritten arrangement to coordinate voting and disposition described in Item 4. Quilvest Asian Equity Ltd. is a Reporting Person on this Schedule 13D as set forth in Item 2 hereof.

Quilvest Overseas Ltd.

As sole shareholder of Quilvest Asian Equity Ltd., Quilvest Overseas Ltd. may, pursuant to Rule 13d-3 of Regulation 13D-G, be deemed to be the beneficial owner, with shared voting power and shared dispositive power, of 3,750,000 shares of common stock (upon conversion of 3750 shares of Series 4-A Convertible Preferred Stock), which constitutes approximately 66.8% of the issued and outstanding common stock and approximately 16.9% of the Fully Diluted Outstanding. Voting power and power of disposition over the stock may be deemed to be shared with Capital International Asia CDPQ Inc. pursuant to the informal and unwritten arrangement between Quilvest Asian Equity Ltd. and Capital International Asia CDPQ Inc. to coordinate voting and disposition described in Item 4. Capital International Asia CDPQ Inc. is a Reporting Person on this Schedule 13D as set forth in Item 2 hereof.

Quilvest S.A.

As sole shareholder of Quilvest Overseas Ltd, which is sole shareholder of Quilvest Asian Equity Ltd., Quilvest S.A. may, pursuant to Rule 13d-3 of Regulation 13D-G, be deemed to be the beneficial owner, with shared voting power and shared dispositive power, of 3,750,000 shares of common stock (upon conversion of 3750 shares of Series 4-A Convertible Preferred Stock), which constitutes approximately 66.8% of the issued and outstanding common stock and approximately 16.9% of the Fully Diluted Outstanding. Voting power and power of disposition over the stock may be deemed to be shared with Capital International Asia CDPQ Inc. pursuant to the informal and unwritten arrangement between Quilvest Asian Equity Ltd. and Capital International Asia CDPQ Inc. to coordinate voting and disposition described in Item 4. Capital International Asia CDPQ Inc. is a Reporting Person on this Schedule 13D as set forth in Item 2 hereof.

Capital International CDPQ Inc.

As sole shareholder of Capital International Asia CDPQ Inc., Capital International CDPQ Inc. may, pursuant to Rule 13d-3 of Regulation 13D-G, be deemed to be the beneficial owner, with shared voting power and shared dispositive power, of

3,750,000 shares of common stock (upon conversion of 3750 shares of Series 4-A Convertible Preferred Stock), which constitutes approximately 66.8% of the issued and outstanding common stock and approximately 16.9% of the Fully Diluted Outstanding. Voting power and power of disposition over the stock may be deemed to be shared with Quilvest Asian Equity Ltd. pursuant to the informal and unwritten arrangement between Quilvest Asian Equity Ltd. and Capital International Asia CDPQ Inc. to coordinate voting and disposition described in Item 4. Quilvest Asian Equity Ltd. is a Reporting Person on this Schedule 13D as set forth in Item 2 hereof.

Caisse de dépôt et placement du Québec

As sole shareholder of Capital International CDPQ Inc. which is sole shareholder of Capital International Asia CDPQ Inc., Caisse de dépôt et placement du Québec may, pursuant to Rule 13d-3 of Regulation 13D-G, be deemed to be the beneficial owner, with shared voting power and shared dispositive power, of 3,750,000 shares of common stock (upon conversion of 3750 shares of Series 4-A Convertible Preferred Stock), which constitutes approximately 66.8% of the issued and outstanding common stock and approximately 16.9% of the Fully Diluted Outstanding. Voting power and power of disposition over the stock may be deemed to be shared with Quilvest Asian Equity Ltd. pursuant to the informal and unwritten arrangement between Quilvest Asian Equity Ltd. and Capital International Asia CDPQ Inc. to coordinate voting and disposition described in Item 4. Quilvest Asian Equity Ltd. is a Reporting Person on this Schedule 13D as set forth in Item 2 hereof.

Other Parties to the Stockholders Agreement

By virtue of the execution and delivery of the Stockholders Agreement, and the expected performance by the parties to vote their shares in favor of certain nominees to the Issuer’s Board of Directors, all of the parties to the Stockholders Agreement may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) promulgated by the Securities and Exchange Commission pursuant to the Act. If the parties to the Stockholders Agreement are deemed to constitute a “group,” then each such party, as a member of the “group,” would be deemed to own beneficially all of the shares of common stock owned in the aggregate by the members of such group.

In addition to the disclaimer set forth in Item 2 with respect to the Reporting Persons other than the Investors, each of the Reporting Persons, including the Investors, hereby disclaims (a) membership in any “group”, by virtue of the execution and delivery by the Investors of the Stockholders Agreement, with persons other than the Reporting Persons and (b) beneficial ownership of any shares of common stock directly held by any party other than the Investors.

To the Reporting Persons’ knowledge, the other parties to the Stockholders Agreement have the number of shares of Series 4-A Convertible Preferred Stock contained in the second column of the table below, convertible into the shares of common stock contained in the third column.

Name	Series 4-A Convertible Preferred	Common (assuming full conversion of Series 4-A)
Mercantile Capital Partners I, L.P.	3387	3,387,000
Asia Investment Group I, LLC	401	401,000
BAPEF Investments XII, Ltd.	5094	5,094,000
Phillip Kelly	1905	1,905,000
John Cantillon	2053	2,053,000
Dennis Smith	383	383,000
Total	13,223	13,223,000

By virtue of the execution and delivery, by each of the Investors and the other parties noted below, of their respective Vsource Voting Agreements, as well as by virtue of the expected performance by the parties to vote their shares in favor of the Merger, all of the parties to the Vsource Voting Agreements, including the Investors, may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) promulgated by the Securities and Exchange Commission pursuant to the Act. If the parties to the Vsource Voting Agreements are deemed to constitute a “group,” then each such party, as a member of the “group,” would be deemed to own beneficially all of the shares of common stock owned in the aggregate by the members of such group. Each of the Reporting Persons, including the Investors, hereby disclaims (a) membership in such “group” by virtue of its execution and delivery of the Voting Agreement and (b) beneficial ownership of any shares of common stock directly held by any party other than the Investors.

The number of shares of common stock and shares of common stock issuable or issued upon conversion or exercise of other securities of the Issuer covered by the Vsource Voting Agreements is 18,831,595, representing approximately 84.8% of the Fully Diluted Outstanding. The following table does not take into account whether any of the holders named below are parties to any “group” other than by virtue of their execution and delivery of the Vsource Voting Agreements.

Parties to Vsource Voting Agreements	Number of Shares (1)	Percentage of Outstanding Class (2)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Capital International Asia CDPQ Inc.	3,000,000	61.7%	0	3,000,000	3,000,000	0
Quilvest Asian Equity Ltd.	750,000	28.7%	0	750,000	750,000	0

BAPEF Investments XII, Ltd.	5,248,159	75.4%	0	5,248,159	5,248,159	0
Mercantile Capital Partners I, L.P.	3,389,715	64.5%	0	3,389,715	3,389,715	0
Asia Internet Investment Group I, LLC	418,349	18.5%	0	418,349	418,349	0
Phillip Kelly	2,795,715	64.1%	0	2,795,715	2,795,715	0
John Cantillon	2,263,059	54.8%	0	2,263,059	2,263,059	0
Dennis Smith	966,598	35.8%	0	966,598	966,598	0

(1)	The number of shares shown as beneficially owned by any party includes all preferred convertible stock, options, warrants and other securities convertible into common stock which are exercisable by that party within 60 days of June 12, 2003.
(2)	Assumes that only the securities convertible or exercisable into common stock held by such person or entity within 60 days of June 12, 2003, but does not include the 1,250,000 shares of common stock issuable upon exercise of the warrants issued in connection with the Issuer’s October 2002 private placement of the Series 4-A Convertible Preferred Stock, which by their terms are not exercisable until April 1, 2005, and only then if certain specified events or conditions have occurred.

To the best knowledge of the Investors, BAPEF Investments XII, Ltd. also shares voting power and dispositive power with respect to all or a portion of the shares listed beside its name in the foregoing table with Baring Asia Private Equity Fund LP1, Baring Asia Private Equity Fund LP2, Baring Asia Private Equity Fund LP3, Baring Asia Private Equity Fund LP4, BAPEF Co-Investment LP, BAPEF Advisers LP and Baring Asia (GP) Limited. To the best knowledge of the Reporting Person, each of Mercantile Capital Partners I, L.P. and Asia Internet Investment Group I, LLC shares voting power and dispositive power with respect to the shares listed beside their names in the foregoing table with Michael A. Reinsdorf, I. Steven Edelson and Nathaniel C.A. Kramer.

Phillip Kelly’s business address is 16875 West Bernardo Drive, Suite 250, San Diego, CA 92127, and he is the Chief Executive Officer of the Issuer. Mr. Kelly is a U.S. citizen.

Dennis Smith’s business address is Unit 501, AXA Centre, 151 Gloucester Road, Wanchai, Hong Kong, and he is the Chief Financial Officer and Chief Strategy Officer and Vice Chairman of the Board of Directors of the Issuer. Mr. Smith is a U.S. citizen.

John Cantillon’s business address is Level 12, Menara HLA, No. 3, Jalan Kia Peng, Kuala Lumpur, Malaysia 50450, and he is the Chief Operating Officer of the Issuer. Mr. Cantillon is a citizen of the Republic of Ireland.

Mercantile Capital Partners I, L.P. is an Illinois limited partnership, and Asia Internet Investment Group I, LLC is a Delaware limited liability company. The principal business address of those entities, which also serves as their principal offices, is 1372 Shermer Road, Northbrook, Illinois 60062.

BAPEF Investments XII, Ltd. is a British Virgin Islands company, with its principal business address, which also serves as its principal office, located at P.O. Box 431, 13-15 Victoria Road, St. Peter Port, Guernsey GY1 3ZD, Channel Islands.

The principal business of the above-named entities is the purchase, sale, exchange, acquisition and holding of investment securities.

(c) Except as set forth in Item 4, none of the Reporting Persons has effected any transactions in the Issuer’s common stock during the past 60 days.

(d)-(e) Not applicable.

Item 7.    Materials to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and restated as follows:

Exhibit 1	Statement filed pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934.

Exhibit 2	Certificate of Designation of the Series 4-A Convertible Preferred Stock, expressly incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by the Reporting Persons on November 4, 2002.

Exhibit 3	Stockholders Agreement, dated October 25, 2002, expressly incorporated herein by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Persons on November 4, 2002.

Exhibit 4	Series 4-A Convertible Preferred Stock Purchase Agreement, dated October 23, 2002, excluding the schedules and exhibits thereto, expressly incorporated herein by reference to Exhibit 4 to the Schedule 13D filed by the Reporting Persons on November 4, 2002.

Exhibit 5	Two Common Stock Purchase Warrants, each dated October 25, 2002, for the purchase of 20 million shares and 5 million shares of common stock, in favor of Capital International Asia CDPQ Inc. and Quilvest Asian Equity Ltd., respectively, expressly incorporated herein by reference to Exhibit 5 to the Schedule 13D filed by the Reporting Persons on November 4, 2002.

Exhibit 6	Registration Rights Agreement, dated October 25, 2002, expressly incorporated herein by reference to Exhibit 6 to the Schedule 13D filed by the Reporting Persons on November 4, 2002.

Exhibit 7	List of Executive Officers and Directors of Capital International Asia CDPQ Inc.

Exhibit 8	List of Executive Officers and Directors of Capital International CDPQ Inc.

Exhibit 9	List of Executive Officers and Directors of Caisse de dépôt et placement du Québec.

Exhibit 10	Merger Agreement by and among the Issuer, TEAM America, Inc. and Beaker Acquisition Co., Inc., dated June 12, 2003. (incorporated by reference to Exhibit 2.1 of the Issuer’s Form 8-K, filed June 13, 2003)

Exhibit 11	Exhibit A to the Merger Agreement by and among the Issuer, TEAM America, Inc. and Beaker Acquisition Co., Inc., dated June 12, 2003. (incorporated by reference to Exhibit 2.1 of the Issuer’s Form 8-K, filed June 13, 2003)

Exhibit 12	Form of Stockholder Voting Agreement dated June 12, 2003 by and among the Investors and certain other shareholders of the Issuer.

Exhibit 13	Form of Side Letter, dated June 12, 2003 by and among the Investors and TEAM America, Inc.

Item 8.    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2003

CAPITAL INTERNATIONAL ASIA CDPQ INC.

By:  \s\ Ginette Depelteau

      Name: Ginette Depelteau

      Title: Secretary

CAPITAL INTERNATIONAL CDPQ INC.

By:  \s\ Ginette Depelteau

      Name: Ginette Depelteau

      Title: Secretary

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

By:  \s\ Ginette Depelteau

      Name: Ginette Depelteau

      Title: Vice-President and Corporate Secretary

QUILVEST ASIAN EQUITY LTD.

By:  \s\ Bruno Paul Yves Ghislain Seghin

      Name: Bruno Paul Yves Ghislain Seghin

      Title: Director

QUILVEST OVERSEAS LTD.

By:  \s\ Christian Baillet

      Name: Christian Baillet

      Title: Director, President

QUILVEST S.A.

By:  \s\ Christian Baillet

      Name: Christian Baillet

      Title: Chief Executive Officer